                                                                    EXHIBIT 99.3

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND RELATED NOTES FOR
THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE
WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES
BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE
DESCRIBED IN NOTE 19 TO OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,
2006.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

                                              YEAR ENDED DECEMBER 31,
                                              ----------------------
                                               2006            2005
                                              ------          ------

STATEMENT OF OPERATIONS DATA:
Total revenues                                 100.0%          100.0%
Cost of total revenues                        142.66           233.7
                                              ------          ------
Gross loss                                    (42.66)         (133.7)

Research and development expenses, net          7.99            15.7
Marketing, general and administrative
expenses                                       13.08            17.1
                                              ------          ------
Operating loss                                (63.73)         (166.5)
Financing expense, net                        (25.69)          (35.0)
Gain on debt restructuring                     42.72               -
                                              ------          ------
Other income, net                               0.32            2.34
                                              ------          ------
Loss                                          (46.38)%        (199.1)%
                                              ======          ======

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER  31, 2005

     REVENUES. Revenues for the year ended December 31, 2006 increased by 83.8%
to $187.4 million from $102 million for the year ended December 31, 2005. This
$85.4 million increase was mainly attributable to an increase in our customer base and higher volume of wafer shipments offset by $8 million recorded for the year ended December 31, 2005 from a previously announced technology-related agreement.

     COST OF TOTAL REVENUES. Cost of total revenues for the year ended December
31, 2006 amounted to $267.4 million, compared with $238.4 million for the year ended December 31, 2005. This 12% modest increase in cost of revenues, despite the 84% increase in revenues, was achieved mainly due to previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has reasonable margins for each incremental dollar of revenue.

     GROSS LOSS. Gross loss for the year ended December 31, 2006 was $80.0 million compared to a gross loss of $136.4 million for the year ended December
31, 2005. The decrease in gross loss was mainly attributable to the increase in revenues and previously announced cost reductions and efficiency measures taken by the Company and the Company's cost structure, according to which, the Company has reasonable margins for each incremental dollar of revenue.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2006 decreased to $15.0 million from $16.0 million for the year ended December 31, 2005. The decrease was mainly attributable to previously announced cost reductions and efficiency measures taken by the Company as well as higher grants received from the Israeli government, which are included there-in.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2006 increased to $24.5 million from $17.4 million for the year ended December 31, 2005, primarily due to stock based compensation expenses recorded for the first time with the adoption of Standard No. 24 and increased commissions and other expenses resulted directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the year ended December 31, 2006 was
$119.4 million, compared to $169.8 million for the year ended December 31, 2005.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above and the Company's cost structure, according to which, the Company has reasonable margins for each incremental dollar of revenue.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended
December 31, 2006 were $48.1 million compared to financing expenses, net of
$35.7 million for the year ended December 31, 2005. This increase is mainly due to an increase of $9.2 million in costs related to our convertible debentures attributable mainly to the : (i) $5.9 million increase in the discount amortization and interest expenses resulting mainly from the issuance of two new series of convertible debentures (in December 2005 and June 2006) and (ii) the $
to NIS exchange rate weakening in 2006 caused an increase in the dollar amount of the NIS denominated outstanding convertible debt, resulting in an annual increase of $4.8 million in expenses (see below for more details on currency fluctuations).

     GAIN ON DEBT RESTRUCTURING. Gain on debt restructuring for the year ended
December 31, 2006 was $80.1 million. This one-time gain resulted from the consummation of our debt restructuring with our banks, which was closed in the third quarter of 2006.

     OTHER INCOME, NET. Other income, net, for the year ended December 31, 2006 was $0.6 million compared to $2.4 million for the year ended December 31, 2005, mainly due to lower capital gains, net, from sale and disposal of equipment.

     LOSS. Our loss for the year ended December 31, 2006 was $86.9 million, compared to $203.1 million for the year ended December 31, 2005. This decrease is primarily attributable to the $80.1 million gain on debt restructuring and a decrease of $50.4 million in the operating loss described above, offset by the
$12.5 million increase in financing expenses described above.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2006, the exchange rate of the dollar in relation to the NIS decreased by 8.2%, and the Israeli Consumer Price Index, or CPI, decreased by 0.1% (during the year ended December 31, 2005 there was an increase of 6.8% in the exchange rate of the dollar in relation to the NIS and an increase of 2.4% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2006, we had an aggregate of $40.9 million in cash, cash equivalents and short term interest bearing deposits. This compares to $39.0 million we had as of December 31, 2005 in cash, cash equivalents, and short-term interest-bearing deposits of which $22.0 million was contractually restricted for Fab 2 use only and $9.6 million was contractually restricted for exclusive use in the Siliconix project.

     During the year ended December 31, 2006, we received $18.3 million from long term loans, $100.0 million on account of share capital, $58.8 million in proceeds from the issuance of convertible debentures, net, $3.7 million proceeds from exercise of warrants, $17.5 million from issuance of ordinary shares, $5.2 million from Investment Center grants and $0.6 million in proceeds from the sale and disposal of property and equipment. These liquidity resources financed our operating activities (net amount of $45.5 million) and our investments made during the year ended December 31, 2006, which aggregated to $150.2 million, mainly in connection with the construction, purchase and installation of equipment and other assets for Fab 2 and our repayment of convertible debentures in the amount of $6.5 million.

As of December 31, 2006, we had long-term loans, at present value, in the amount of $356.9 million which we obtained in connection with the establishment of Fab
2. As of such date, we had outstanding, in the aggregate, convertible debentures with par value of $98.4 million, of which $6.6 million are presented as current maturities and $20.2 million of the proceeds were allocated and are presented as equity component of the convertible debentures as part of the shareholders'
equity.